Exhibit 99.1

GRUPO BANCOLOMBIA ANNOUNCES GRADUAL CLOSURE OF ITS BANCOLOMBIA CAYMAN OPERATIONS

Medellin, Colombia, October 5, 2020

Bancolombia announces that the Board of Directors of its subsidiary Bancolombia Panama has approved the gradual closure of its Cayman operations.

For this purpose, Bancolombia will implement a plan to migrate the portfolio and customer service operations of its subsidiary in Cayman Islands to Bancolombia Panama, Bancolombia Sucursal Panama and Bancolombia Puerto Rico, with support from the respective commercial teams.

This decision has been made in line with Grupo Bancolombia’s intention to concentrate its international strategy in other markets. The closure process will be gradually executed and will be completed in the last quarter of 2021.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371